
amorfix
Life Sciences Ltd

082-35057

October 13th, 2010


10016497

Elliot Staffin
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
MAILSTOP: ROOM 3628

Re: Amorfix Life Sciences Ltd. Filings – September 1, 2010 to September 30, 2010

Dear Mr. Staffin,

Please find the filings on SEDAR from Amorfix Life Sciences Ltd for the month of September 2010.

Should you have further questions, please do not hesitate to contact us.

Regards,

Vivian Lee

Enclosures

dw 10/27

Amorfix Life Sciences Ltd, 3403 American Drive, Mississauga, ON, L4V 1T4
Tel: 416-847-6898, Fax: 416-847-6899, www.amorfix.com



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Amorfix Life Sciences Ltd.	Sep 27 2010	Form of proxy - English	PDF	18 K
Amorfix Life Sciences Ltd.	Sep 27 2010	Management information circular - English	PDF	158 K
Amorfix Life Sciences Ltd.	Sep 27 2010	Notice of meeting - English	PDF	24 K
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News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
AMORFIX LIFE SCIENCES ANNOUNCES PUBLICATION OF A4 DATA IN PRESTIGIOUS JOURNAL OF ALZHEIMER'S DISEASE AND PROVIDES UPDATE ON MANAGEMENT CHANGES

TSX: AMF

TORONTO, Sept. 16 /CNW/ - Amorfix Life Sciences, a company focused on treatments and diagnostics for misfolded protein diseases including Alzheimer's disease (AD), is pleased to announce that data generated by its A4 test has been published in a peer-reviewed scientific publication. The Journal of Alzheimer's Disease has published the research article entitled: Pathological Hallmarks, Clinical Parallels, and Value for Drug Testing in Alzheimer's Disease of the APP(V717I) London Transgenic Mouse Model by An Tanghe, Annelies Termont, Pascal Merchiers, Stephan Schilling, Hans-Ulrich Demuth, Louise Scrocchi, Fred Van Leuven, Gerard Griffioen, and Tom Van Dooren.

In this paper, among other findings, the authors confirm the validity of the Amorfix A4 assay in detecting aggregated Abeta, which is a neuropathological marker of the "APP London" (APP-Ld) mouse model offered for preclinical in vivo drug testing by reMYND NV. The published data include A4 analysis of the brains from the APP-Ld mice to monitor accumulation of aggregated species of Abeta at ages too young to analyze using conventional methods such as immunohistochemistry.

"This publication of data in a peer-reviewed journal represents a significant milestone for Amorfix in validating the use of the A4 for detection and quantification of aggregated Abeta in pre-clinical models, and is the first of what we hope are many future publications." said Louise Scrocchi, Associate Director of Research and Development for Amorfix.

reMYND NV and Amorfix have a non-exclusive license that allows reMYND to offer Amorfix A4 analysis of samples to their customers. reMYND's contract research business offers an extensive portfolio of preclinical in-vivo efficacy, pharmacokinetic and safety testing of experimental Alzheimer therapies using proprietary mouse models of Alzheimer's disease (AD).

In line with previously announced corporate changes, the company is announcing that James Parsons will be stepping down from the role of CFO and that Janet Clennett, the company's current Director, Finance will be taking on the role of Acting CFO. To ensure a smooth transition, Mr. Parsons will be staying on until the end of the year. "We thank James for his many important contributions to the company over the years and are very pleased to have Janet move into this important role for the company. She brings years of experience and a strong financial background to our organization" said Dr. Robert Gundel, President and CEO of Amorfix.

Dr. Philippe Couillard, Chairman of the Board of Amorfix, expressed the thanks of the Board to Mr. Parsons for all his efforts in building the Company since its formation in 2005. "We have benefited greatly from James' financial leadership. He has been integral to the efficient operations of the company and ensuring that we have strong governance practices".

About A4

The Amorfix A4 assay is an ultrasensitive method for the detection of aggregated Abeta that provides quantitative measurements of aggregates. The A4 can detect aggregates in plasma, and brain tissue from standard animal models of AD several months before conventional microscopic procedures thereby accelerating the preclinical screening of new drugs for AD. The A4 is significantly more sensitive than current methods for detecting total Abeta and can be used in high-throughput applications designed to study the inhibition of amyloid formation.

About Amorfix

Amorfix Life Sciences Ltd. (TSX:AMF) is a theranostics company developing

therapeutic products and diagnostic devices targeting misfolded protein diseases including Alzheimer's disease, ALS, and cancer. The Company's diagnostic programs include an ultrasensitive method for the detection of aggregated Beta-Amyloid in brain tissue and blood from animal models of AD, months prior to observable amyloid formation, as well as human blood screening tests for Alzheimer's and early liver cancer detection. Amorfix's proprietary Epitope Protection(TM) (EP) technology enables it to specifically identify very low levels of aggregated misfolded proteins (AMP) in a sample. Amorfix utilizes its computational discovery platform, ProMIS(TM), to predict novel Disease Specific Epitopes ("DSE") on the molecular surface of misfolded proteins. Amorfix's lead therapeutic programs include antibodies and vaccines to DSEs in ALS, AD and cancer. For more information about Amorfix, visit www.amorfix.com.

About reMYND

reMYND, based in Leuven, Belgium, actively drives the development of disease-modifying treatments against Alzheimer's and Parkinson's disease, either by its own Drug Discovery & Development or as a Contract Research Organization (CRO). reMYND's CRO offers an extensive scope of preclinical in-vivo efficacy, pharmacokinetic and safety testing in its proprietary transgenic mouse models of AD based on the APP-London mutation, including APP, APPxPS1, and APPxTAU models. reMYND tests treatments for AD for 3rd parties, and as such has provided in-vivo proof-of-concept data for several AD candidate drugs currently in clinical development. reMYND NV is a privately held company, founded as a spin-off company of Leuven University in 2002. For more information about reMYND, visit www.reMYND.com.

Forward Looking Information

This information release may contain certain forward-looking information. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by statements herein, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on the Company's current beliefs as well as assumptions made by and information currently available to it as well as other factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by the Company in its public securities filings, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

%SEDAR: 00022789E

/For further information: Dr. Robert Gundel, President & Chief Executive Officer, Amorfix Life Sciences Ltd., Tel: (416) 847-6957, Fax: (416) 847-6899, bob.gundel(at)amorfix.com; Janet Clennett, Acting Chief Financial Officer, Amorfix Life Sciences Ltd., Tel: (416) 847-6926, Fax: (416) 847-6899, janet.clennett(at)amorfix.com/
(AMF.)

CO: Amorfix Life Sciences Ltd.

CNW 18:20e 16-SEP-10

AMORFIX LIFE SCIENCES LTD.


amorfix
Life Sciences Ltd.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting (the "**Meeting**") of the shareholders of Amorfix Life Sciences Ltd. (the "**Corporation**") will be held on Wednesday, October 13, 2010 at 3:30 p.m. (Eastern Time) at 3403 American Drive, Mississauga, Ontario, L4V 1T4 for the following purposes:

1. receive the audited financial statements of the Corporation for the financial year ended March 31, 2010, together with the report of the auditors thereon and the unaudited financial statements of the Corporation for the first quarter ended June 30, 2010;
2. elect six (6) directors;
3. appoint auditors and authorize the directors to fix their remuneration;
4. approve an increase in the number of common shares reserved for issuance under the 2007 Stock Option Plan to 7,000,000 common shares;
5. approve an amendment to the 2007 Stock Option Plan to increase the exercise period upon termination in certain circumstances; and
6. transact such further or other business as may properly come before the Meeting and any adjournment thereof.

This notice is accompanied by a form of proxy and the Management Proxy Circular for the financial year ended March 31, 2010.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign and either deposit the enclosed form of proxy with Olympia Trust Company by mail using the return envelope provided addressed to Olympia Trust Company, 120 Adelaide Street West, Suite 920, Toronto, Ontario, M5H 1T1, or by fax at (416) 364-1827 no later than 5:00 p.m. (EST) on Friday, October 8, 2010 or, if the Meeting is adjourned, at least 48 hours (excluding Saturdays and holidays) before any adjourned Meeting is reconvened.

If you are a non-registered shareholder and have received this notice and accompanying Management Proxy Circular from your broker and or another intermediary, please complete and return the voting instruction or other authorization form provided to you by your broker or other intermediary in accordance with the instructions provided to you.

Dated at Toronto, this August 31, 2010

BY ORDER OF THE BOARD OF DIRECTORS

Dr. Robert Gundel
President and Chief Executive Officer

3885617.1

AMORFIX LIFE SCIENCES LTD

3403 American Drive, Mississauga, ON, L4V 1T4
Telephone No.: (416)-847-6898 Fax No.: (416) 847-6899

MANAGEMENT PROXY CIRCULAR
as at August 31, 2010

This Management Proxy Circular is furnished in connection with the solicitation of proxies by the management of Amorfix Life Sciences Ltd. (the "Corporation") for use at the annual general meeting (the "Meeting") of its shareholders to be held on October 13, 2010 at 3:30 p.m. (Eastern Time) at the Corporation's offices at 3403 American Drive, Mississauga, Ontario and for the purposes set forth in the accompanying notice of the Meeting.

In this Management Proxy Circular, references to "the Corporation", "we" and "our" means Amorfix Life Sciences Ltd., "Common Shares" means common shares without par value in the capital of the Corporation, "Beneficial Shareholders" means shareholders who do not hold Common Shares in their own name, and "intermediaries" refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Corporation. The Corporation will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of Common Shares held as of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the "Proxy") are officers and/or directors of the Corporation. **If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.**

The only methods by which you may appoint a person as proxy are submitting a proxy by mail, hand delivery or fax.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on persons named therein with respect to:

(a) each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b) any amendment to or variation of any matter identified therein, and

(c) any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

If you are a registered shareholder, you may wish to vote by proxy whether or not you attend the Meeting in person. If you submit a Proxy, you must complete, date and sign the Proxy and return it to the Corporation's transfer agent, Olympia Trust , 120 Adelaide Street West, Suite 920, Toronto, Ontario, M5H 1T1 or by fax at (416) 364-1827 no later than 5:00 p.m. (Eastern Time) on Friday, October 8, 2010 or, if the Meeting is adjourned, at least 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned Meeting is reconvened thereof at which the proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to many shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Corporation as the registered holders of Common Shares).

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder's name on the records of the Corporation. Such Common Shares will more likely be registered under the names of the shareholder's broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

If you are a Beneficial Shareholder:

You should carefully follow the instructions of your broker or intermediary in order to ensure that your Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the Proxy provided to registered shareholders by the Corporation. However, its purpose is limited to instructing the intermediaries on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and in Canada. ADP mails a voting instruction form in lieu of a Proxy provided by the Corporation. The voting instruction form will name the same persons as the Corporation's Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Corporation), other than the persons designated in the voting instruction form, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to ADP by mail or facsimile or given to ADP by phone or over the internet, in accordance with ADP's instructions. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. **If you receive a voting instruction form from ADP, you cannot use it to vote Common Shares directly at the Meeting - the voting instruction form must be completed and returned to ADP, in accordance with its instructions, well in advance of the Meeting in order to have the Common Shares voted.**

Although, as a Beneficial Shareholder, you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your broker, you, or a person designated by you, may attend at the Meeting as proxyholder for your broker and vote your Common Shares in that capacity. If you wish to attend at the Meeting and indirectly vote your Common Shares as proxyholder for your broker, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on your voting instruction form provided to you and return the same to your broker in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend at the Meeting and vote your Common Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

a) executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder's authorized attorney in writing, or, if the registered shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Olympia Trust or at the address of the registered office of the Corporation at Suite 920, 120 Adelaide Street West, Toronto, Ontario, M5H 1T1at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

b) personally attending the Meeting and voting the registered shareholder's Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Corporation, nor any person who has held such a position since the beginning of the last completed financial year end of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and as set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board of Directors of the Corporation has fixed September 13, 2010 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

As of August 31, 2010, there were 48,514,418 Common Shares issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares. The Corporation is also authorized to issue an unlimited number of preferred shares. Since inception, no preferred shares have been issued.

To the knowledge of the directors and executive officers of the Corporation, the only persons or corporations that beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Corporation as at August 31, 2010 was Interinvest Corporation which had control over 4,825,100 common shares and 37,450 warrants to acquire 37,450 common shares of the Corporation or in the aggregate approximately 10% of the issued and outstanding common shares.

FINANCIAL STATEMENTS

The audited financial statements of the Corporation for the year ended March 31, 2010 and the report of the auditor thereof and the unaudited financial statements of the Corporation for the first quarter ended June 30, 2010, will be placed before the Meeting. The audited financial statements and the report of the auditor thereof, together with related management's discussion and analysis, were mailed to shareholders who requested a copy of this information and were filed on SEDAR (you may access the documents at www.sedar.com). The

unaudited financial statements of the Corporation for the first quarter ended June 30, 2010, together with related management's discussion and analysis, will be mailed to shareholders who requested a copy of this information and will be filed on SEDAR on or before the filing deadline, namely August 29, 2010. Additional copies may be obtained from the Chief Financial Officer of the Corporation upon request and will be available at the Meeting.

VOTES NECESSARY TO PASS RESOLUTIONS

Unless otherwise indicated, the matters submitted to a vote at the Meeting must be approved by a majority of the votes cast by the holders of Common Shares attending the meeting in person or by proxy.

So long as proxies representing less than 5% of the Common Shares entitled to be voted at the Meeting would be voted against what would otherwise be the decision of the Meeting on such matter, the Chair of the Meeting may conduct the vote on any matter by a show of hands of shareholders and proxyholders present at the Meeting and entitled to vote thereat, unless a ballot is demanded by a shareholder or proxyholder present at the Meeting

If there are more nominees for election as directors or appointment of the Corporation's auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The Articles of the Corporation provide that the number of directors of the Corporation will be a minimum of three and a maximum of ten. The term of office of each of the eight current directors will end at the conclusion of the Meeting. Unless the director's office is earlier vacated in accordance with the provisions of the *Canada Business Corporations Act* ("CBCA"), each director elected will hold office until the conclusion of the next annual meeting of the Corporation, or if no director is then elected, until a successor is elected.

The following table sets out the names of management's six nominees for election as directors, all major offices and positions with the Corporation and any of its significant affiliates each now holds, each nominee's principal occupation, business or employment (for the five preceding years for new director nominees) , the period of time during which each has been a director of the Corporation and the number of Common Shares of the Corporation beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at August 31, 2010.

Nominee Position with the Corporation and Province and Country of Residence	Principal Occupation or Employment for Last Five Years(5)	Period as a Director of the Corporation	Common Shares Beneficially Owned or Controlled(5)
Hans Black (1)(3)(4) Director Quebec, Canada	Chairman Interinvest Corporation	Since Nov. 27, 2006	304,000
Neil Cashman Director, CSO British Columbia, Canada	Chief Scientific Officer of Amorfix since May 31, 2004; Professor, University of British Columbia (UBC) since July 1, 2005; Canada Research Chair in Neurodegeneration and Protein Misfolding Diseases (UBC) since March 1, 2005; Director, ALS Clinic Vancouver General Hospital	Since June 9, 2010	4,210,000

Nominee Position with the Corporation and Province and Country of Residence	Principal Occupation or Employment for Last Five Years[5]	Period as a Director of the Corporation	Common Shares Beneficially Owned or Controlled[5]
	since July 1, 2005		
Philippe Couillard[2] Director, Chair Quebec, Canada	Senior Fellow of Health Law at McGill University; Partner with Persistence Capital.	Since September 29, 2009	nil
Robert Gundel Director, President & CEO California, USA	President and Chief Executive Officer of Amorfix since June 2010; Co-founder and consultant of Chatham Consulting Group LLC from 2007 to Present; Vice President of Research and Development of Amorfix from January 2010 to June 2010; Interim Chief Scientific and Technology Officer of Heat Biologics Inc. from 2008 to 2009; Vice President of Research and Development of Elusys Therapeutics from February to November 2008; Chief Scientific Officer of Arius Research Inc. from 2007 to 2008; Vice President of Scientific and Corporate Development of Xoma (US) LLC from 2005 to 2007.	Since June 9, 2010	5,370
Aziz Mekouar [2][4] Director Maryland, USA	Ambassador of Morocco to the United States	Since Jan. 3, 2008	nil
Michael Sonnenreich [2][3][4][6] Director District of Columbia, USA	President Kikaku American International	Since Jan. 9, 2007	307,900

Notes

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

(3) Member of the Corporate Governance and Nominating Committee.

(4) Independent within the meaning of the Canadian Security Administrators' National Instrument 52-110 – *Audit Committees* (NI 52-110)

(5) The information as to principal occupation, business or employment and Common Shares beneficially owned, directly or indirectly, or controlled is based on information furnished by the respective nominees and from information available at www.sedi.ca.

(6) Member of the Technology Partnering Committee.

APPOINTMENT OF AUDITOR

PricewaterhouseCoopers, Chartered Accountants, Royal Trust Tower, Suite 3000, Toronto Dominion Centre, Toronto, Ontario, M5K, 1G8 will be nominated at the Meeting for reappointment as auditor of the Corporation at a remuneration to be fixed by the directors. PricewaterhouseCoopers has been the auditor of the Corporation since its amalgamation on September 21, 2005.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

National Instrument 52-110 Audit Committees ("NI 52-110") requires the Corporation to disclose annually in its annual information form certain information concerning the constitution of its audit committee and its relationship with its independent auditor. The disclosure required on the Audit Committee of the Corporation pursuant to NI 52-110 can be located in the Corporation's Annual Information Form dated June 9, 2010, which is available at www.sedar.com.

CORPORATE GOVERNANCE

The Canadian Securities Administrators (the "CSA") have adopted National Policy 58-201 *Corporate Governance Guidelines,* which provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Corporation. In addition, the CSA have implemented National Instrument 58-101 *Disclosure of Corporate Governance Practices* ("NI 58-101"), which prescribes certain disclosure by the Corporation of its corporate governance practices. The required disclosure under NI 58-101 is attached as Schedule A hereto.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

"Named Executive Officer" means each Chief Executive Officer, each Chief Financial Officer and each of the three most highly compensated executive officers, other than each Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000.

Dr. George Adams, the Corporation's former Chief Executive Officer, James Parsons, the Corporation's Chief Financial Officer and Dr. Robert Gundel, the Company's current Chief Executive Officer who previously held the position of Vice President, Research and Development are the "Named Executive Officers" of the Corporation for the purposes of the following disclosure. The compensation paid to the Named Executive Officers during the Corporation's two most recently completed financial years is set out below:

Name and Principal Position (1),(5)	Year	Salary (2) ($)	Share-based awards (3) ($)	Option-based awards (4) ($)	Non-equity incentive plan compensation ($)		Pension Value ($)	All other compen-sation ($)	Total compen-sation ($)
					Annual incentive plans	Long term incentive plans			
Dr. George Adams President & CEO	2010 2009	242,400 271,500	66,000 72,000	119,940 76,650	- -	- -	- -	- -	428,340 420,150
James Parsons CFO	2010 2009	161,600 181,000	33,000 36,000	48,960 30,660	- -	- -	- -	- -	243,560 247,660
Dr. Robert Gundel VP, Research and Development	2010	63,697	Nil	44,500	-	-	-	-	108,197

Notes:

1. Dr. Adams was President and CEO until June 3, 2010.

2. The annual salary for Dr. Adams was $300,000 and for Mr. Parsons was $200,000 for the period January 1, 2008 to December 31, 2009. Dr. Adam's salary was increased to $312,000 and Mr. Parsons' salary was increased to $208,000 effective January 1, 2010. Effective October 1, 2008 Dr. Adams and Mr. Parsons voluntarily reduced their annual compensation by 20% as part of cash conservation measures put in place at the Corporation.
3. Amount represents the grant date fair value of the award using the Black-Scholes option pricing model with the following assumptions for F2010: risk-free interest rate 3%; dividend yield 0%; expected volatility 78%; and expected life of 8-10 years.
4. Dr. Adams and Mr. Parsons received performance bonuses in the form of deferred share units in lieu of cash for calendar 2009. Based on the achievement of corporate objectives, Dr. Adams received 157,143 deferred share units and Mr. Parsons received 78,571 deferred share units.
5. Dr. Gundel held the position of Vice President of Research and Development from January 3, 2010 to June 3, 2010 at an annual salary of US $250,000. Dr Gundel was appointed to the position of President and CEO of Amorfix effective June 3, 2010.

The outstanding option-based and share-based awards for the NEO's as at March 31, 2010 was as follows:

	Option Based Awards				**Share Based Awards**	
Name	**Number of securities underlying unexercised options (#)**	**Option Exercise Price ($)**	**Option Expiration Date**	**Value of unexercised in-the-money options (1) ($)**	**Number of shares or units of shares that have not vested (#)**	**Market or payout value of share-based awards that have not vested (1) ($)**
Dr. George Adams President & CEO	450,000	$0.50	20-Sep-2010	$13,500	Nil	Nil
	110,000	$0.85	25-Apr-2011	Nil	Nil	Nil
	372,000	$1.43	02-Jan-2012	Nil	Nil	Nil
	150,000	$0.93	06-Feb-2018	Nil	50,000	Nil
	150,000	$0.65	12-Jan-2019	Nil	Nil	Nil
	150,000	$1.00	30-Nov-2019	Nil	122,500	Nil
James Parsons CFO	81,000	$0.50	20-Sep-2010	$2,430	Nil	Nil
	27,500	$0.85	25-Apr-2011	Nil	Nil	Nil
	166,000	$1.43	02-Jan-2012	Nil	Nil	Nil
	200,000	$0.93	06-Feb-2018	Nil	66,667	Nil
	60,000	$0.65	12-Jan-2019	Nil	Nil	Nil
	60,000	$1.00	30-Nov-2019	Nil	55,000	Nil
Dr. Robert Gundel VP, Research and Development	100,000	$0.58	5-Jan-2020	Nil	100,000	Nil

Note 1: The value of unexercised in-the-money options and the market value of the share-based awards that have not vested were calculated based on the March 31, 2010 closing common share price for Amorfix on the TSX of $0.53.

Incentive plan awards – value vested or earned during the year
The value vested or earned from incentive plan awards during the year for NEOs was as follows:

Name	Option-based awards - Value vested during the year (1) ($)	Share-based awards - Value vested during the year (2) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Dr. George Adams President & CEO	$1,250	$66,000	Nil
James Parsons CFO	$1,667	$33,000	Nil
Dr. Robert Gundel VP, Research and Development	Nil	Nil	Nil

Notes:

1. Aggregate dollar value that would have been realized by determining the difference between the closing market price of Amorfix common shares on the TSX and the exercise price of the underlying option on each date during the fiscal year when an option award vested.
2. See note 3 in the summary compensation table above. Deferred share units awarded in lieu of bonus compensation vest immediately on grant. The NEO's cannot convert the deferred share units to common shares until their employment with the Corporation has ended.

Stock Option Plan

The Corporation adopted the 2007 Stock Option Plan on September 20, 2007. Presently, under the 2007 Stock Option Plan, the maximum number of Common Shares that may be issued on the exercise of Options is 6,000,000 Common Shares. The 2007 Stock Option Plan provides that the Board of Directors may, from time to time, grant options to acquire all or part of the shares subject to the 2007 Stock Option Plan to any person who is an employee or director of the Corporation or any of its subsidiaries, or any other person or company engaged to provide ongoing management, financial and scientific consulting or like services for the Corporation or any of its subsidiaries. The exercise price of options granted under the 2007 Stock Option Plan will be determined by the directors, but will be at least equal to the market price for the Corporation's Common Shares on the day before the grant date as determined in accordance with the policies of the TSX. The term of option granted may not exceed 10 years from the date of grant of the option.

Presently, options may not be exercised after an optionee ceases to be an eligible recipient under the 2007 Stock Option Plan, except as follows:

- in the case of death, all unvested options of the optionee will be deemed to have become fully vested immediately before death, and the personal representatives of the optionee will be entitled to exercise the options at any time by the earlier of (i) the expiry date, and (ii) the first anniversary of the date of death;
- in the case of an optionee becoming unable to work due to disability, all option rights will vest, and the Options will be exercisable on or before the earlier of one year following the termination and the expiry date; and
- in the case of an optionee resigning his office, or terminating his employment or service, or being dismissed without cause, the option rights that have accrued to such optionee up to the time of termination will be exercisable within the 90 days after the date of termination.

In the case of an optionee being dismissed from office, employment or service for cause, all option rights that had accrued to the optionee to the date of termination will immediately terminate.

Any option granted is subject to vesting provisions as determined by the Board of Directors. The 2007 Stock Option Plan does not provide for any financial assistance to 2007 Stock Option Plan members in exercising their options.

Unless approved by the TSX and the Board of Directors, an Option may not be assigned except (a) to a spouse or other family member of an Optionee (a "Close Person") or a Person controlled by the Optionee; (b) to the Optionee's or a Close Person's Registered Retirement Savings Plan or Registered Retirement Income Fund or to a trustee, custodian or administrator acting on behalf of, or for the benefit of, the Optionee or a Close Person; (c) in the event of a disability or death of the Optionee, or (d) for estate planning or estate settlement purposes.

As specifically provided for in the 2007 Stock Option Plan, the number of Common Shares that, under all share compensation arrangements,

- may be reserved for issuance to all insiders, may not exceed 10% of the Outstanding Issue at any time,
- may be issued to all insiders within a one-year period, may not exceed 10% of the Outstanding Issue, and
- may be issued to any one insider and his or her associates, within a one-year period, may not exceed 5% of the Outstanding Issue at that time.

Under the policies of the TSX, amendments may be made to a stock option plan of a TSX listed company provided that its shareholders approve non-generic amendment provisions that specify the circumstances in which shareholder approval is or is not required for an amendment. The 2007 Stock Option Plan specifically states the circumstances in which shareholder approval is or is not required for an amendment. Any amendment to any provision of the 2007 Stock Option Plan will be subject to any necessary approvals by any stock exchange or regulatory body having jurisdiction over the securities of the Corporation.

Under the 2007 Stock Option Plan, shareholder approval would be required for any amendment or modification that:

- increases the number of Common Shares reserved for issuance under the 2007 Stock Option Plan;
- reduces the exercise price of an Option granted to an insider except for the purpose of maintaining Option value in connection with a subdivision or consolidation of, or payment of a dividend payable in, Common Shares or a reorganization, reclassification or other change or event affecting the Common Shares (for this purpose, cancellation or termination of an Option granted to an insider prior to its expiry date for the purpose of reissuing Options to the same participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an Option);
- extends the term of an Option beyond the expiry date or allow for the expiry date to be greater than 10 years (except where an expiry date would have fallen within a blackout period of the Corporation);
- permits Options to be assigned or exercised by persons other than the optionee except as otherwise permitted in the 2007 Stock Option Plan as approved by shareholders of the Corporation; or
- permits equity compensation, other than Options, to be made under the 2007 Stock Option Plan.

1.The Board of Directors reserves the right, in its absolute discretion, at any time to otherwise amend, modify or terminate the 2007 Stock Option Plan. The 2007 Stock Option Plan states that, except for the above noted matters, the Board of Directors will retain the power to approve all other changes to the 2007 Stock Option Plan. The Board of Directors believes it is important that it retain this residual power to make changes in order for the Corporation to have some flexibility to make changes to the 2007 Stock Option Plan that are not material to the terms of the plan and do not increase the benefits to optionees. Such amendments specifically includes, without limitation, the following:

- amendments to the terms and conditions of the 2007 Stock Option Plan necessary to ensure that the 2007 Stock Option Plan complies with the applicable regulatory requirements, including without limitation the rules of the Toronto Stock Exchange or any national securities exchange or system on which the Common Shares are then listed or reported, or by any regulatory body having jurisdiction with respect thereto;

- making adjustments to outstanding options in the event of certain corporate transactions;
- the addition of a cashless exercise feature, payable in cash or securities, whether or not such feature provides for a full deduction of the number of underlying securities from the number of Common Shares reserved for issuance under the 2007 Stock Option Plan;
- a change to the termination provisions of a security or the 2007 Stock Option Plan which does not entail an extension beyond the original expiry date;
- amendments to the provisions of the 2007 Stock Option Plan respecting administration of the 2007 Stock Option Plan and eligibility for participation under the 2007 Stock Option Plan;
- amendments to the provisions of the 2007 Stock Option Plan respecting the terms and conditions on which options may be granted pursuant to the 2007 Stock Option Plan, including the provisions relating to the exercise price, option period, and vesting schedule; and
- amendments to the 2007 Stock Option Plan that are of a "housekeeping nature".

Under the Corporation's securities trading policy, specified persons may be restricted from trading in securities of the Corporation during periodic blackout periods under such policy or imposed by the Corporation. The 2007 Stock Option Plan addresses the situation where an Option holder is unable to exercise an Option expiring during or within five business days of a blackout period by providing that the expiry date of the Option will be the tenth business day following the expiry of the blackout period.

Participation in the stock option plan is generally available to all directors, officers and employees. During the fiscal year ended March 31, 2010, a total of 1,076,125 options were issued of which 491,125 were issued to officers and employees. As at March 31, 2010, the total number of outstanding stock options was 5,198,042.

Deferred Share Unit (DSU) Plan

The DSU Plan was created to provide an alternative form of compensation to satisfy annual and special bonuses payable to Eligible Persons, which is currently defined in the DSU Plan to mean senior officers of the Corporation. The DSU Plan provides that the Board of Directors may, from time to time, issue deferred share units to any Eligible Person at the time of declaring or awarding bonuses. The number of DSU's granted is determined by dividing the applicable bonus amount by the fair market value of the common shares as at the last trading date before the award date, where the fair market value is defined as the five-day volume weighted average trading price as calculated in accordance with the policies of the TSX.

Termination of Employment, Change in Responsibilities and Employment Contracts

Pursuant to an employment agreement dated January 1, 2008, with Dr. Adams which provided for his employment as President and Chief Executive Officer of the Corporation, the agreement provides for compensation with respect to Dr. Adams' annual base salary and participation in the Corporation's bonus plan and stock option plan. Dr. Adams is entitled to benefits similar to those enjoyed by the Corporation's other senior management pursuant to the Corporation's normal benefit plan, practices and policies. Dr. Adams' agreement provides for severance pay of twelve months remuneration plus immediate vesting of all stock options due to be vested in the twelve months following termination upon four months written notice. Dr. Adams' agreement also provides for severance pay of eighteen months remuneration plus immediate vesting of all stock options if his employment is terminated within 6 months after a change of control of the Corporation. Assuming the agreement was terminated on March 31, 2010, Dr. Adams would receive severance of $378,000 and severance totalling $534,000 if it occurred within 6 months after a change of control. Dr. Adams is also subject to customary restrictive covenants following the termination of his employment.

Pursuant to an agreement dated January 1, 2008, with Mr. Parsons which provided for his employment as Chief Financial Officer of the Corporation, the agreement provides for compensation with respect to Mr. Parsons' annual base salary and participation in the Corporation's bonus plan and stock option plan. Mr. Parsons is

entitled to benefits similar to those enjoyed by the Corporation's other senior management pursuant to the Corporation's normal benefit plan, practices and policies. Mr. Parsons' agreement provides for severance pay of nine months remuneration plus immediate vesting of all stock options due to be vested in the nine months following termination upon four months written notice. Assuming the agreement was terminated on March 31, 2010, Mr. Parsons would receive severance of $189,000. Mr. Parsons' is also subject to customary restrictive covenants following the termination of his employment.

Compensation of Directors

The Corporation compensates its directors through the issuance of stock options. No cash compensation was paid to directors with the exception of consulting fees paid Dr. Couillard. For the financial year ended March 31, 2010, each director other than the Named Executive Officer, received 60,000 stock options, with the exception of Dr. Couillard, who received 100,000 stock options . The compensation paid to the directors who were not NEOs, during the Corporation's most recently completed financial year was as follows:

Name	Fees Earned ($)	Share-based awards ($)	Option-based awards (1) ($)	Non-equity incentive plan compensation ($)	All other compensation ($)	Total ($)
Dr. Black	Nil	Nil	$46,500	Nil	Nil	$46,500
Dr. Couillard	$4,500	Nil	$81,025	Nil	Nil	$85,525
Mr. Lambert	Nil	Nil	$46,500	Nil	Nil	$46,500
Mr. Mekouar	Nil	Nil	$46,500	Nil	Nil	$46,500
Mr. Sonnenreich	Nil	Nil	$46,500	Nil	Nil	$46,500
Mr. Strachan	Nil	Nil	$46,500	Nil	Nil	$46,500

Note 1: Amount represents the grant date fair value of the award using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate3 %; dividend yield 0%; expected volatility 78%; and expected life of 8.5 years.

The outstanding option-based and share-based awards for directors who were not NEOs, as at March 31, 2010 were as follows:

	Option Based Awards				Share Based Awards	
Name	Number of securities underlying unexercised options (#)	Option Exercise Price ($)	Option Expiration Date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Dr. Black	75,000	$1.43	02-Jan-2012	Nil	Nil	
	75,000	$0.93	06-Feb-2018	Nil	Nil	Nil
	75,000	$0.65	12-Jan-2019	Nil	Nil	
	60,000	$1.00	30-Nov-2019	Nil	40,000	
Dr. Philippe Couillard	25,000	$1.18	29-Sep-2019	Nil	Nil	
	75,000	$1.00	30-Nov-2019	Nil	50,000	Nil
Mr. Lambert	40,000	$1.14	09-Aug-2011	Nil	Nil	
	60,000	$1.43	02-Jan-2012	Nil	Nil	Nil
	75,000	$0.93	06-Feb-2018	Nil	Nil	
	75,000	$0.65	12-Jan-2019	Nil	Nil	
	60,000	$1.00	30-Nov-2019	Nil	40,000	
	75,000	$0.93	06-Feb-2018	Nil	Nil	
Mr. Mekouar	75,000	$0.65	12-Jan-2019	Nil	Nil	Nil
	60,000	$1.00	30-Nov-2019	Nil	40,000	
	75,000	$1.40	07-Jan-2012	Nil	Nil	
Mr. Sonnenreich	75,000	$0.93	06-Feb-2018	Nil	Nil	Nil
	75,000	$0.65	12-Jan-2019	Nil	Nil	
	60,000	$1.00	30-Nov-2019	Nil	40,000	
Mr. Strachan	100,000	$1.43	02-Jan-2012	Nil	Nil	
	75,000	$0.93	06-Feb-2018	Nil	Nil	Nil
	75,000	$0.65	12-Jan-2019	Nil	Nil	
	60,000	$1.00	30-Nov-2019	Nil	40,000	

Note 1: The value of unexercised in-the-money options was calculated based on the March 31, 2010 closing common share price for Amorfix on the TSX of $0.53.

Incentive plan awards – value vested or earned during the year – Board of Directors

The value vested or earned from incentive plan awards during the year for directors who were not NEOs was as follows:

Name	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Dr. Black	Nil	Nil	Nil
Dr. Philippe Couillard	Nil	Nil	Nil
Mr. Lambert	Nil	Nil	Nil
Mr. Mekouar	Nil	Nil	Nil
Mr. Sonnenreich	Nil	Nil	Nil
Mr. Strachan	Nil	Nil	Nil

Report on Executive Compensation

The Corporation's policy with respect to the compensation of the Chief Executive Officer and the other Named Executive Officers and other officers of the Corporation is based upon the principles that total compensation must: (1) be competitive in order to help attract and retain the talent needed to lead and grow the Corporation's business; (2) provide a strong incentive for executives and key employees to work towards the achievement of the Corporation's goals; and (3) ensure that the interests of management and the Corporation's shareholders are aligned.

When determining the compensation of its executive officers, the Compensation Committee considers: (i) recruiting and retaining executives critical to the success of the Corporation and the enhancement of shareholder value: (ii) providing fair and competitive compensation compared to the remuneration paid by other reporting issuers similarly placed within the same business as the Corporation (iii) balancing the interests of management and the Corporation's shareholders; (iv) rewarding performance, both on an individual basis and with respect to operations in general. In order to achieve these objectives, the compensation paid to the Corporation's executive officers consists of three components: (i) base salary; (ii) annual bonus based on actual performance relative to annual targets; and (iii) long-term incentive in the form of stock options. In making such determination, external sources are consulted when deemed necessary by the Compensation Committee.

The total compensation paid to the Chief Executive Officer and each of the other Named Executive Officers of the Corporation consists primarily of base salary and a bonus based on the executive's overall experience, responsibility and the achievement of corporate objectives determined by the Board of Directors, together with recommendations from the Chief Executive Officer. The Named Executive Officers also receive option grants in accordance with the Corporation's stock option plan upon their appointments and may receive additional option grants from time to time based on the achievement of certain corporate objectives and overall corporate progress. The value of options granted is considered in the determination of total compensation, as is the value of benefits and any other perquisites received by a particular individual. The Corporation does not have a predetermined relative emphasis for each of the various components of compensation.

The Chief Executive Officer's base salary has been determined after considering the salary levels of other executives with similar responsibilities and experience. The Chief Executive Officer's base salary was compared to salary levels of comparable executives at a variety of companies, with particular emphasis on biotechnology companies with similar market capitalizations.

Awards of bonuses depend upon whether the Corporation has met objectives established by the Compensation Committee and approved by the Board of Directors for the year. The amount of such bonuses is not subject to any minimum amount.

The members of the Compensation Committee are described under "Corporate Governance".

Performance Graph

The following graph compares the total cumulative return to a shareholder who invested $100 in Common Shares of the Corporation on October 3, 2005 (date of listing on the TSX-V) to the year end of March 31, 2010 with the cumulative total return of the S&P/TSX Composite Index ("TSX Index"). The Common Shares began trading on the TSX on July 25, 2007.


350
300
250
200
150
100
50
0
Oct. 3/05
Mar. 31/06
Mar. 31/07
July 25/07
Mar. 31/08
Mar. 31/09
Mar. 31/10
AMF
TSX

The trend shown in the above graph does not necessarily correspond to the Corporation's compensation to its NEOs for the period ended March 31, 2010 or for any prior fiscal periods. The Corporation's executive compensation is reviewed annually and set by the Board on the recommendation of Compensation Committee of the Board. The Compensation Committee considers several factors in connection with its determination of appropriate levels of compensation, including, but not limited to, the demand for and supply of skilled professionals in the biotechnology industry generally, individual performance, the Corporation's performance (which is not necessarily tied exclusively to the trading price of the common shares on the TSX) and other factors discussed under "Report on Executive Compensation". The trading price of the Common Shares on the TSX is subject to fluctuation based on several factors, many of which are outside the control of the Corporation. These include market perception of the Company's ability to achieve planned growth or results, trading volume in the Corporation's common shares, and changes in general conditions in the economy and the financial markets. Other factors, some of which are disclosed and discussed under the heading "Risk Factors" in the Corporation's MD&A for the period ended March 31, 2010 and the annual information form of the Corporation dated June 9, 2010 may also impact the performance of the Corporation's common shares. The Corporation also considers executive compensation levels relative to its industry peer group, many of which do not necessarily correspond to the market price of such industry peer group's securities.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

During the financial year ended March 31, 2010, Common Shares authorized for issuance under equity compensation plans were authorized pursuant to the Corporation's 2007 Option Plan. Options granted under the 2007 Option Plan after September 20, 2007 expire on a date not later than ten years after the issuance of such option. Options granted prior to the September 20, 2007 amendment of the stock option plan have an expiry not later than five years after issuance.

The following table sets out equity compensation plan information as at the end of the financial year ended March 31, 2010.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	**(a)**	**(b)**	**(c)**
Equity compensation plans approved by securityholders	5,808,134	$0.98	512,064
Equity compensation plans not approved by securityholders	n/a	n/a	n/a
Total	5,808,134	$0.98	512,064

Notes 1: The equity compensation plans of the Corporation include the 2007 Option Plan and the Deferred Share Unit (DSU) Plan. The number of securities to be issued upon exercise of stock options was 5,198,042 and the number of DSU units issued life-to-date is 610,092. The weighted-average exercise price of outstanding stock options was $0.98. The number of securities remaining available for future issuance under the 2007 Stock Option Plan was 122,156 and under the DSU Plan was 389,908.

PARTICULARS OF MATTERS TO BE ACTED UPON

Amendment to 2007 Stock Option Plan

The 2007 Stock Option Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Corporation and thereby encourage their continuing association with the Corporation. See "Securities Authorized for Issuance Under Equity Compensation Plans" for details of the 2007 Stock Option Plan.

Increase of Available Shares

At the meeting, shareholders will be asked to consider and approve a resolution to amend the 2007 Stock Option Plan to increase the number of Common Shares issuable under the 2007 Stock Option Plan by 1,000,000 (the "Share Increase Amendment"). The Share Increase Amendment has been approved by the Toronto Stock Exchange conditional upon shareholder approval.

The 2007 Stock Option Plan was initially approved by shareholders in September 2007. As of the date hereof, the number of Common Shares currently issuable under the 2007 Stock Option Plan is 6,000,000, of which 4,893,937 Stock Options have been granted to participants under the 2007 Stock Option Plan and are outstanding, representing 10.09% of the total number of issued and outstanding Common Shares, 679,802 Stock Options have been exercised, and 426,261 Stock Options are available for grant under the 2007 Stock Option Plan.

If the Share Increase Amendment is approved, the maximum number of Common Shares authorized for issuance pursuant to Stock Options will be 7,000,000, representing 14.43% of the issued and outstanding Common Shares of the Corporation, and 1,426,261 Stock Options would be available for grant as of the date hereof.

Together with the 1,000,000 Common Shares issuable under the Corporation's DSU plan, the Corporation will have an aggregate of 8,000,000 Common Shares issuable under its two security-based compensation

arrangements, representing 16.49% of the issued and outstanding Common Shares of the Corporation as of the date hereof.

Amendment to Increase Option Exercise Period

At the meeting the shareholders will also be asked to approve an amendment to the 2007 Stock Option Plan to increase the period an optionee has to exercise his or her options upon such optionee's resignation, termination of employment or service, or dismissal without cause, from 90 days to six months (the "Exercise Increase Amendment").

The Board of Directors recommends that shareholders vote in favour of the ordinary resolution to give effect to the Share Increase Amendment and the Exercise Increase Amendment. In the absence of a contrary instruction, the individuals named in the enclosed Proxy intend to vote in favour of this ordinary resolution.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Corporation were indebted to the Corporation as of the end most recently completed financial year or as at the date hereof except for Dr. Gundel who has a US$20,000 advance with no fixed terms of repayment.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

An informed person is one who generally speaking is a director or executive officer or a 10% shareholder of the Corporation. To the knowledge of management of the Corporation, no informed person or nominee for election as a director of the Corporation or any associate or affiliate of any informed person or proposed director has any interest in any transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries during the year ended March 31, 2010, or has any interest in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

MANAGEMENT CONTRACTS

Except as set out herein, there are no management functions of the Corporation which are to any substantial degree performed by a person or company other than the directors or senior officers of the Corporation.

SHAREHOLDER PROPOSALS

Shareholder proposals must be submitted no later than May 26, 2011 to be considered for inclusion in the management proxy circular to be prepared for the 2011 annual meeting of shareholders of the Corporation.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation maintains directors' and officers' liability insurance on behalf of its directors and officers to protect them against liability incurred by them in their capacity as directors and officers of the Corporation. The premium paid by the Corporation from the period November 7, 2009 to November 7, 2010 was $14,580. The aggregate limit of liability under the policy is $5,000,000 for the policy period, with a corporate deductible of $25,000 per claim with specific exclusions customary in policies of this nature. There is no deductible payable by directors and officers.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is on www.sedar.com including the Annual Information Form for the financial year ended March 31, 2010. Financial information is provided in the Corporation's comparative financial statements and management discussion and analysis. The Corporation will provide to any person or company, upon request to the Chief Financial Officer of the Corporation, one copy of the comparative financial statements of the Corporation filed with the applicable securities regulatory authorities for the Corporation's most recently completed financial year in respect to for which such financial statements have

been issued, together with the report of the auditor, related management's discussion and analysis and any interim financial statements of the Corporation filed with the applicable securities regulatory authorities subsequent to the filing of the annual financial statements.

OTHER MATTERS

The Directors are not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Management Proxy Circular.

DIRECTORS' APPROVAL

The contents of this Management Proxy Circular and its distribution to shareholders have been approved by the Board of Directors of the Corporation.

By order of the Board of Directors



Dr. Robert Gundel

President and Chief Executive Officer

DATED at Toronto, Ontario, August 31, 2010.

SCHEDULE A

1. Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Corporation. A "material relationship" is a relationship which could, in the view of the Corporation's Board of Directors, be reasonably expected to interfere with the exercise of a director's independent judgment.

The board facilitates its independent supervision over management by holding meetings of the Board of Directors and by having a majority of the Board as independent directors.

The independent members of the Board of Directors of the Corporation are Mr. Philippe Couillard (Chair), Mr. William Lambert, Dr. Hans Black, Mr. Michael Sonnenreich, Mr. Graham Strachan and Mr. Aziz Mekouar.

Dr. Robert Gundel and Dr. Neil Cashman are a non-independent directors and officers of the Corporation.

Public Directorships

Dr. Hans Black is also a director of Williams Creek Explorations Ltd.

Mr. Philippe Couillard is also a director of Thallion Pharmaceuticals Inc., a reporting issuer.

Mr. William Lambert is also a director of Biox Corporation, Marsulex Inc., Ag Growth Income Fund, and Innergex Renewable Energy Inc., reporting issuers.

Mr. Michael Sonnenreich is also a Chairman and CEO of Williams Creek Explorations Ltd

The board of directors meets according to an annual agenda and calls additional meetings during the year as the need arises. The frequency and length of meetings and the nature of agenda items depend upon the circumstances. Meetings are conducted in an atmosphere that encourages participation and independence. Other than the various committee meetings, the independent directors have not held regularly scheduled meetings at which non-independent directors and members of management are not in attendance. However, the Board of Directors believes that appropriate structures and procedures are in place to ensure that it can function independently of management and the Board of Directors periodically holds independent sessions at the end of Board meetings. Additionally, the committees of the Board are composed entirely of independent directors and hold meetings at which the independent directors discuss matters they deem relevant to the Corporation. Independent directors are also in frequent informal communication with one another.

Attendance of Directors

A list of the number of Board of Directors and Committee meetings held and attended by directors in fiscal 2010 is set out below, along with the attendance record of each director of the Corporation.

Board of directors 16

Audit committee 3

Compensation committee 1

Governance and Nominating Committee 2

Summary of Attendance of Directors for the Fiscal Year Ended March 31, 2010

Name of Director	Attendance at Board of Director Meetings	Attendance at Committee Meetings(1)
George Adams	16 of 16	
Hans Black	15 of 16	5 of 5
Philippe Couillard	10 of 10	N/A
William Lambert	16 of 16	5 of 5
Aziz Mekouar	12 of 16	1 of 1
Michael Sonnenreich	14 of 16	3 of 3
Graham Strachan	13 of 16	5 of 6

Notes 1: The attendance for Board committee meetings reflects only the attendance for those Directors who serve on the respective committee. All directors are welcome to attend any committee meetings regardless of membership. Dr. Adams participated in all committee meetings in the year.

2. Board Mandate

The Board Charter is attached hereto as Exhibit 1.

3. Position Descriptions

The Board of Directors is guided by charters for the Board of Directors and each Board Committee. The Board and Committee charters set out the roles and responsibilities for the Chair of the Board of Directors and the Chairs of the Board committees. The Chief Executive Officer also has a formal written job position description. The board of directors delegates specific duties and responsibilities to board committees and management and imposes certain limitations as to the authority of the committees and management including for example discretionary spending limits within the annual capital expenditure budget. The Chief Executive Officer, together with senior management, is responsible for ensuring that the corporate objectives, developed annually with the Board of Directors, are met in order to enhance shareholder value.

4. Orientation and Continuing Education

When new directors are appointed, they receive orientation, commensurate with their previous experience, on the Corporation's business, strategy, technology and industry and on the responsibilities of directors.

Board meetings may also include presentations by the Corporation's management and employees to give the directors additional insight into the Corporation's business.

During the year, management and the Board periodically hold informal conference calls to provide corporate updates and provide additional information supporting Director education.

5. Ethical Business Conduct

The Board of Directors has found that the fiduciary duties placed on individual directors by the Corporation's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual directors' participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Corporation. The Board of Directors has also adopted a Code of Business Conduct and Ethics ("Code") intended to document the principles of conduct and ethics to be followed by Amorfix's employees, officers and

directors. A copy of the Corporation's Code can be obtained on www.sedar.com or by written request to the Corporation's Chief Financial Officer, at 3403 American Drive, Mississauga, Ontario, L4V 1T4.

6. Nomination of Directors

The Board of Directors has a Corporate Governance and Nomination committee. The committee is responsible for identifying and recommending new candidates, having regard to the appropriate size of the Board of Directors and the necessary competencies and skills of the Board of Directors as a whole and of each director individually. New nominees should have a track record in general business management, special expertise in an area of strategic interest to the Corporation, and the ability to devote the time required.

In addition, the committee shall assist the full Board in fulfilling its responsibilities to assure that the Corporation is governed in a manner consistent with the interests of the shareholders of the Corporation. Without limiting the foregoing, the committee shall advise the Board with respect to Board organization and function; assessing the effectiveness of the Board as a whole as well as discuss the contribution of individual members; orienting new directors; and other matters relating to corporate governance and the rights and interests of the Corporation's shareholders.

The Corporate Governance and Nomination committee is composed of Dr. Hans Black (chair), William Lambert, Graham Strachan and Michael Sonnenreich, all independent directors.

7. Compensation

The Compensation Committee is responsible for determining all forms of compensation to be granted to the Chief Executive Officer of the Corporation and the directors, and for reviewing the Chief Executive Officer's recommendations respecting compensation of the other senior executives of the Corporation, to ensure such arrangements reflect the responsibilities and risks associated with each position. See "Report on Executive Compensation."

The Compensation committee was composed of Graham Strachan (chair), Michael Sonnenreich and Aziz Mekouar to August 11, 2010. On August 11, 2010, Philippe Couillard joined the committee and Mr. Sonnenreich became the committee chair.

8. Other Board Committees

A Technology Partnering Committee of the Board was established in 2009 with Michael Sonnenreich appointed as Chair. There are no other committees of the Board.

9. Assessments

The Corporate Governance and Nominating Committee is responsible for annually conducting assessments of the effectiveness of the Board, as well as the effectiveness and contribution of each Board committee and each individual director. There is no formal assessment procedure.

EXHIBIT 1

Charter of the Board of Directors of Amorfix Life Sciences Ltd.

I. PURPOSE

The Board of Directors of Amorfix Life Sciences Ltd. (the "Company") is responsible for the general supervision of the management of the business. The Board of Directors will discharge its responsibilities directly and through its committees, currently consisting of the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee. The Board of Directors shall meet regularly to review the business operations, corporate governance and financial results of the Company.

II. COMPOSITION

The Board of Directors shall be constituted at all times of a majority of independent directors in accordance with National Policy 58-201. A director is considered to be "independent" if he or she has no direct or indirect material relationship which could in the view of the Board of Directors reasonably interfere with the exercise of a director's independent judgment. Notwithstanding the foregoing, a director shall be considered to have a material relationship with the Company (and therefore shall be considered a "dependent" director) if he or she falls in one of the categories listed in National Policy 58-201.

III. RESPONSIBILITIES

The Board of Directors' mandate is the stewardship of the Company and its responsibilities include, without limitation to its general mandate, the following specific responsibilities:

- The assignment to the various committees of directors the general responsibility for developing the Company's approach to: (i) corporate governance and nomination of directors related issues; (ii) financial reporting and internal controls; and (iii) issues relating to compensation of officers and employees.

- With the assistance of the Corporate Governance and Nominating Committee:

  - Reviewing the composition of the Board of Directors and ensuring it respects its independence criteria.

  - The assessment, at least annually, of the effectiveness of the Board of Directors as a whole, the committees of the Board of Directors and the contribution of individual directors, including, consideration of the appropriate size of the Board of Directors.

  - Ensuring that an appropriate review selection process for new nominees to the Board of Directors is in place.

  - Ensuring that an appropriate orientation and education program for new members of the Board of Directors is in place.

  - Approving disclosure and securities compliance policies, including communications policies of the Company.

- With the assistance of the Audit Committee:
  - Reviewing and monitoring the integrity of the Company's internal controls and management information systems.
  - Reviewing and monitoring the Company's ethical behaviour and compliance with laws and regulations, audit and accounting principles and the Company's own governing documents.
  - Identification of the principal risks of the Company's business and ensuring that appropriate systems are in place to manage these risks.
  - Reviewing and approving significant operational and financial matters and the provision of direction to management on these matters.
- With the assistance of the Compensation Committee and the President and Chief Executive Officer, the approval of the compensation of the senior management team.
- With the assistance of the Compensation Committee, the review and approval of corporate objectives and goals applicable to the Company's senior management.
- The selection, appointment, monitoring evaluation and, if necessary, the replacement of the senior management to ensure management succession.
- The adoption of a strategic planning process, approval at least annually of a strategic plan that takes into account business opportunities and business risks identified by the Board and/or the Audit Committee and monitoring performance against such plans.
- Reviewing with senior management major corporate decisions which require Board approval and approving such decisions as they arise. This includes the review and pre-approval of all actions, plans and decisions requiring Board approval as set out in the Company's policies and procedures, including but not limited to business plans, operating budgets and revisions thereto, financings, major purchases and leases of facilities and equipment.
- Performing such other functions as prescribed by law or assigned to the Board of Directors in the Company's corporate documents and by-laws.
- Meetings of the Board of Directors shall also include regular meetings of the independent members of the Board without management being present.
- The Board will communicate its expectations of management through various established practices including but not limited to the review and approval of the Company's annual business plan and operating budget, individual senior management objectives, and corporate policies. The Board further expects that management will comply with all applicable laws and regulations.

IV. OTHER

On a yearly basis, the Board will review its Charter and where appropriate will make changes.

AMORFIX LIFE SCIENCES LTD.

PROXY

FOR HOLDERS OF COMMON SHARES

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF AMORFIX LIFE SCIENCES LTD. FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON OCTOBER 13, 2010.

The undersigned holder of common shares of Amorfix Life Sciences Ltd. ("Amorfix") hereby appoints Dr. Robert Gundel, President & CEO of Amorfix or failing him, James Parsons, CFO of Amorfix with full power of substitution, or instead of either of them, ____________________________, as proxy holder for and on behalf of the undersigned, to attend, act, and vote all of the common shares of Amorfix in respect of all matters, including any variations or amendments thereto, that may properly come before the annual meeting of common shareholders of Amorfix (the "Meeting") to be held on Wednesday, October 13, 2010 and at any adjournment thereof, with all the powers which the undersigned could exercise if personally present. **A common shareholder has the right to appoint a person to attend and act on his behalf at the Meeting other than any of the persons designated in this form of proxy.** This right may be exercised by inserting such other person's name in the blank space provided for that purpose above or by completing another proper form of proxy.

Without limiting the general powers conferred by this form of proxy, the undersigned hereby revokes any proxy previously given and directs the person named above as proxy holder to vote at the Meeting and at any adjournment thereof, the common shares represented by this proxy as follows (for full details of each item, please see the enclosed Information Circular):

	For	Against	Withhold
1. Appoint PricewaterhouseCoopers, Chartered Accountants, as auditor of the Corporation and authorize the Directors to fix the auditor's remuneration		N/A	
2. Elect as Director, Hans Black		N/A	
3. Elect as Director, Neil Cashman		N/A	
4. Elect as Director, Philippe Couillard		N/A	
5. Elect as Director, Robert Gundel		N/A	
6. Elect as Director, Aziz Mekouar		N/A	
7. Elect as Director, Michael Sonnenreich		N/A	
8. Approve the Share Increase Amendment to the 2007 Stock Option Plan as set out in the Circular			
9. Approve the Exercise Increase Amendment to the 2007 Stock Option Plan as set out in the Circular			

Dated this ____day of _____________, 2010.

____
(Signature of Shareholder)
(Please sign exactly as shares are registered)

____
(Name of Shareholder, Please Print)

____
(Numbers of Shares Voted)

IMPORTANT – SEE REVERSE SIDE

PLEASE MARK, DATE AND SIGN THIS INSTRUMENT OF PROXY AND PROMPLY RETURN IT USING THE ENCLOSED ENVELOPE.

Notes:

1. In order for this proxy to be effective, this proxy must be executed by the holder of common shares or attorney of such person authorized in writing or, if the holder of common shares is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and must be forwarded in the enclosed self-addressed envelope or otherwise delivered to Olympia Trust Company, 120 Adelaide Street West, Suite 920, Toronto, Ontario, M5H 1T1, to reach the addressee no later than 48 hours, excluding Saturday, Sundays and holidays, prior to the date of the Meeting, or any adjournment thereof. If the date is not inserted in the blank space provided above, this proxy shall be deemed to be dated on the day on which it is mailed by Amorfix with the Management Proxy Circular.

2. The signature of the holder of common shares should be exactly the same as the name in which such securities are registered.

3. Persons signing as executors, administrators, trustees, etc. should so indicate. If the holder of common shares is a corporation, its corporate seal must be affixed or this proxy must be signed by an officer or attorney thereof duly authorized.

4. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the holder on any ballot*** of a resolution that may be called for and, if the holder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. If a holder has submitted an Instrument of Proxy, ***the holder may still attend the Meeting and may vote in person***. To do so, the holder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.